Annex I to the Minutes of the Extraordinary Shareholders’ Meeting held on February 28, 2009

PROTOCOL AND JUSTIFICATION OF SPIN-OFF OF UNIBANCO HOLDINGS S.A. WITH TRANSFER OF PORTION OF ITS SPUN-OFF EQUITY TO E.JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A.

By this Protocol and Justification and of Spin-Off, executed according to provision included on Section 224 and 225 of Rule No. 6,404, of December 15, 1976, and of other applicable legal provisions, and at the best form of law, parties qualified hereunder :

1.
in its capacity of management body of UNIBANCO HOLDINGS S.A. (“UNIBANCO HOLDINGS”), a corporation with registered offices located in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 22nd floor, enrolled with the Corporate Taxpayer Registry under CNPJ No. 00.022.034/0001-87, its Board of Directors, herein represented by its undersigned Officers; and

2.
in its capacity of management body of E.JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A.  (“E.JOHNSTON”), a corporation with registered offices located in the City of Matão, State of São Paulo, at Rodovia Washington Luiz (SP 310), Km 307, enrolled with the Corporate Taxpayer Registry under CNPJ under CNPJ/MF No. 00.025.238/0001-71, its Board of Directors, herein represented by its undersigned Officers.

E.JOHNSTON and UNIBANCO HOLDINGS jointly referred hereunder as “Companies”

Parties above designated and qualified, whereas:

(i)
on November 28, 2008, Itaú Conglomerate and the Unibanco Conglomerate have merged into a sole and same conglomerate, in such manner that E.JOHNSTON and UNIBANCO HOLDINGS had all their shares held, directly or indirectly, by BANCO ITAÚ S.A. (“BANCO ITAÚ”);

(ii)
prior to the consolidation of Itaú Unibanco Conglomerate, the Companies operated under a corporate structure that only took into consideration the operations of the Unibanco Conglomerate, and  (a) equity of E.JOHNSTON is formed almost exclusively by shares representing the capital stock of UNIBANCO HOLDINGS and (b) the asset of UNIBANCO HOLDINGS is formed almost exclusively by shares representing the capital stock of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“UNIBANCO”);

(iii)	with the reorganization mentioned on item (i) above, all shares issued by UNIBANCO were held by UNIBANCO HOLDINGS, E.JOHNSTON and BANCO ITAÚ.

(iv)
with the Itaú Unibanco joint venture, it is coherent that both conglomerate’s business are integrated, in view of the of synergies and scale gain and diversification. The new Itaú Unibanco Conglomerate has the intention of unify their operation and management structures, with the consequent optimization of the number of entities, of their business, assets and results;

(v)
this restructure is a previous step to the improvement of the operational union. It is intended that the equity of UNIBANCO (operational company) shall be directly held by BANCO ITAÚ (operational company), without any holding company as intermediate, for this purpose is intended to perform (i) a spin-off of UNIBANCO HOLDINGS, with transfer of the spun-off portion composed, among other assets and liabilities, by the equity that UNIBANCO HOLDINGS holds in the capital stock of UNIBANCO to E. JOHNSTON and, further, (ii) a merger of E. JOHNSTON by BANCO ITAÚ.

NOW THEREFORE, parties decide to execute this Protocol and Justification of Spin-Off of UNIBANCO HOLDINGS with transfer of the spun-off portion to E. JOHNSTON, hereinafter referred to as Protocol and Justification, that will be governed by the following terms and conditions:

1. REASONS

1.1 Company managers, after preliminary surveys on the convenience of spin-off based on the provisions hereinbefore, have decided  that this spin-off will fully meet the corporate interest of the new Conglomerate Itaú Unibanco and of Companies, once, along with the future merger of E.JOHNSTON by BANCO ITAÚ, will allow for the optimization of the corporate structure of the new conglomerate.

1.2. In this sense, the purpose of the current spin-off will be consubstantiated in the transfer of portion of the assets of UNIBANCO HOLDINGS to E.JOHNSTON, by which the spun-off portion to be incorporated by E.JOHNSTON is estimated in R$ 6,030,714,529.01 (six billion, thirty million, seven hundred and fourteen million, five hundred and twenty nine reais and one cents).

1.3. The remaining portion of UNIBANCO HOLDINGS assets corresponds to R$ 107,839,897.89 (one hundred and seven million, eight hundred and thirty nine thousands, eight hundred and ninety reais and eighty nine cents).

2. ASSESSMENT CRITERIA

2.1. UNIBANCO HOLDINGS net value to be absorbed by E.JOHNSTON should be estimated at book value, based on UNIBANCO HOLDINGS balance sheet prepared on December 31, 2008.

2.2. PricewaterhouseCoopers Auditores Independentes, a consulting company expert in the area, (“Appraiser Company”), was hired to carry out the assessment of the value of the portion of UNIBANCO HOLDINGS’s assets to be transferred to  E.JOHNSTON, using as basis for said assessment the balance sheet prepared on December 31, 2008 (“Spin-Off Data Base”).

2.3. After the spin-off, UNIBANCO HOLDINGS will continue existing without interruption, by which its assets will be reduced due to the transfer of the spun-off portions. Said reduction will be carried out in the several accounts that form its assets, proportionally to the amount represented by the spun-off portion, as follows :

Items of Net Value	Net Equity before Spin-off	Spun-off Portion	Net Equity after Spin-off
Net Equity
Capital Stock	6,299,885,681.04	6,192,906,223.45	106,979,457.59
Capital Reserve	50,670,246.80	49,809,806.50	860,440.30
Revaluation Reserve	1,454,096.08	1,454,096.08	-
Adjustments to Equity Assessment	(213,455,597.02)	(213,455,597.02)	-
Net Equity	6,138,554,426.90	6,030,714,529.01	107,839,897.89

2.4. E.JOHNSTON should incorporate the spun-off portion of UNIBANCO HOLDINGS that comprises assets and liabilities described on Exhibit  I, at the amount of R$ 6,030,714,529.01 (six billion, thirty million, seven hundred and fourteen million, five hundred and twenty nine reais and one cents). This incorporation will include the increase of its capital stock, as described on item 3.1. hereafter.

2.5. The effective date of spin-off will be February 28, 2009 (“Spin-off Effective Date”), when all powers and duties that constitute the spun-off assets of UNIBANCO HOLDINGS, to be incorporate by E.JOHNSTON, should be deemed as its own. The incorporation will become in force upon (i) a General Shareholders Meeting of UNIBANCO HOLDINGS, in which should be approved this Protocol and Justification, a reduction of its capital stock, and the authorization of the managers of UNIBANCO HOLDINGS to perform actions that are deemed necessary to the merger, and (ii) a General Shareholders Meeting of E.JOHNSTON, in which should be approved the Spin-Off and the merger of the spun-off portion, this Protocol and

Justification, the designation of Appraising Company to prepare the evaluation assessment and finally its capital increase.

2.6. Eventual assets variation on the spun-off portion occurred between the Spin-Off Data Base and the Spin-Off Effective Date, if applicable, will be transferred to the account of UNIBANCO HOLDINGS.

3. CORPORATE REPLACEMENTS

3.1. Taking into account the fact that E.JOHNSTON currently holds the representative shares of 32,9441% of the capital stock of UNIBANCO HOLDINGS, being the other shares of UNIBANCO HOLDINGS directly held by BANCO ITAÚ, the current spin-off, with transfer of spun-off portion to E.JOHNSTON, will imply an increased of the capital stock of E. JOHNSTON only at the amount corresponding to the equity of BANCO ITAÚ on the spun-off portion, that is to say, R$ 4,043,952,038.03 (four billion, forty thee million, nine hundred fifty  two thousand, thirty eight reais and three cents), for this reason will be issued 1,034,892,176 (one billion, thirty four million, eight hundred and ninety two thousand, one hundred and seventy six) common registered shares, with no par value, of E.JOHNSTON, to be vested to BANCO ITAÚ, that will be fully paid with the spun-off portion transferred to E.JOHNSTON.

3.2 On the other part, as E. JOHNSTON. is already a shareholder of UNIBANCO HOLDINGS, the investment of such company on UNIBANCO HOLDINGS should be reduced, proportionally to its corporate interest on the spun-off portion, as a compensation for its equity increase (due to the registry of assets and liabilities of UNIBANCO HOLDINGS at the accounting records of  E.JOHNSTON), upon mere substitution of accounting expressions.

3.3 In view of the fact that UNIBANCO HOLDINGS does not hold shares on the capital stock of E.JOHNSTON, no solution regards to the capital shares of E.JOHNSTON owned by UNIBANCO HOLDINGS is deem necessary.

4. CAPITAL STOCK

4.1. As per provision on item 2.3., the capital stock of UNIBANCO HOLDINGS will be reduced in R$ 6,192,906,223.45 (six billion, one hundred and ninety two million, nine hundred and six thousand, two hundred and twenty three reais and forty five cents), without cancelation of shares, due to the transfer of portion of its net value to E.JOHNSTON.

4.1.1. Thus, in case the terms hereof are approved, the General Shareholders Meeting should also decide in regards to the amendment of the caput of Article 5 of UNIBANCO HOLDINGS  By Laws, with the following writing suggestion:

“Article 5: The capital stock is R$ 106,979,457.59 (one hundred and six million, nine hundred and seventy nine thousand, four hundred and fifty seven reais and fifty nine cents), divided into 1,594,818,606 (one billion, five hundred and ninety four million, eight hundred and eighteen thousand and six hundred and six) registered shares, with no par value, of which 553,735,904 (five hundred and fifty three million, seven hundred and thirty five thousand and nine hundred and four) are common shares and 1,041,082,702 (one billion, forty one million, eighty two thousand and seven hundred and two) are preferred shares”

4.2. On the other part, as provided on item 3.1 hereinbefore, there will be an increase of capital at E.JOHNSTON in R$ 4,043,952,038.03 (four billion, forty thee million, nine hundred fifty  two thousand, thirty eight reais and three cents), upon the issuance of 1,034,892,176 (one billion, thirty four million, eight hundred and ninety two thousand, one hundred seventy six) common registered shares, with no par value.

4.2.1 Then, in this case the terms hereof are approved, the General Shareholders Meeting of  E.JOHNSTON should also decide in regards to the amendment of the caput of Article 5 of  E.JOHNSTON By Laws,  that suggests the following writing be in force:

“Article 5: The capital stock is R$ 6,570,952,038.03 (six billion, five hundred and seventy million, nine hundred and fifty two thousand, thirty eight reais and three cents), divided into 1,560,668,676 (one billion, five hundred and sixty million, six hundred and sixty eight thousand and six hundred seventy six) common registered shares, with no par value.”

5. CORPORATE PURPOSE

5.1. As, by means of the current spin-off, E.JOHNSTON will hereinafter hold a direct corporate equity on UNIBANCO and, still, taking into account the terms of section 14 of the National Monetary Counsel of Resolution nº 3.040 of November 28, 2002, it will be necessary to amend the corporate purpose of E.JOHNSTON, so that section 2 of the By-laws of E.JOHNSTON be in force with the following writing :

“Section  2 – EJ purpose is exclusively, the corporate interest on financial institutions and other authorized institutions to operate through the Brazilian Central Bank ..”

6. MISCELLANEOUS

6.1. In view of the fact that shareholders of E.JOHNSTON and of UNIBANCO HOLDINGS have already expressed their favorable opinion in regards to the current operation, it will not be applicable provision in section 264 of Rule No. 6,404/76, nor necessary to set forth the reimbursement amount of shares as provided on section 137, letter II, of said act.

6.2. E.JOHNSTON will succeed UNIBANCO HOLDINGS only in regards to liabilities that were transferred to it, with no severance between themselves, as per the terms of sole paragraph of Rule  6,404/76.

6.3. This document is executed irrevocably and irretrievably , binding signatories and their successors.

in witness whereof the parties hereto execute 02 counterparts of this instrument, together with the undersigned witnesses.

São Paulo, February 28, 2009.

BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A.
(represented, as per authorization of the Board of Directors, by its Officers)

BOARD OF DIRECTORS OF E.JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A.
(represented, as per authorization of the Board of Directors, by its Officers)

EXHIBIT I

Elements of Assets and Liabilities  - Remaining Balances
I - Balance Sheet

Unibanco Holding S/A

Accounts	Accounting Balance 12/31/2008	Spin-off	Accounting balance after spin-off	Ref
ASSETS
Availabilities	7,414.22	22.83	7,391.39	a
Liquidity Interfinancial Investments	57,653,934.94	12,974,138.91	44,679,796.03
Notes, Securities and Financial Instruments
Derivatives	246,184,377.05		246,184,377.05	c
Other Credits	222,607,766.98		222,607,766.98	d
Short and Long Term Receivables	526,453,493.19	12,974,161.74	513,479,331.45

Investments	6,017,810,198.93	6,017,810,198.93	-
Permanent	6,017,810,198.03	6,017,810,198.93	-

Total Assets	6,544,263,692.12	6,030,784,360,67	513,479,331.45

LIABILITIES
Other Obligations	405,709,265.22	69,831.66	405,639,433.56
Corporate and Statutory	81,779,267.97	-	81,779,267.97	e
Tax and Previdenciary	323,860,165.59		323,860,165.59	f
Miscellaneous	69,831.66	69,831.66	-
Short and Long Term Receivables	405,709,265.22	69,831.66	405,639,433.56

Net Equity	6,138,554,426.90	6,030,714,529.01	107,839,897.89	g
Capital Stock	6,299,885,681.04	6,192,906,223.45	106,979,457.59
Capital Reserve	50,670,246.8	49,809,806.50	860,440.30
Revaluation Reserve	1,454,096.08	1,454,096.08	-
Adjustments to Equity Assessment	(213,455,597.02)	(213,455,597.02)	-
Net Equity	6,138,554,426.90	6,030,714,529.01	107,839,897.89

Total Liabilities	6,544,263,692.12	6,030,784,360.67	513,479,331.45

II – Details of remaining items:

(a)	Availabilities – balance on 12/31/2008 in the amount of R$ 7,414.22.

(b)	Liquidity Interfinancial Investments – Accounting balance referring to following operations:

Description	Amount
Debenture - Dibens Leasing S.A. – DIBN 24	44,679,796.03
Total	44,679,796.03

(c)	CDB – Unibanco – União de Bancos S.A. CDB in the amount of R$ 246,184,105.12 and Quotas of Fixed Yield Funds in the amount of R$ 271.93;

(d)	Other Credits detailed below:

Description	Amount
Receivables from affiliated and controlled companies	94,990,024.04
Tax Credits – IRPJ and CSPJ	97,076,571.47
PIS and Cofins	27,099,119.52
Other Credits	3,442,051.95
Total	222,607,766.98

(e)	Interest on equity - Balance on 12/31/2008 of provision of payable TJLP

(f)	Tax and Previdenciary – Balances on 12/31/2008 formed by:

Description	Amount
Income tax and payable contribution	38,490,682.46
PIS and COFINS on TJLP	285,365,789.16
Third-party´s IRRF	3,693.97
Total	323,860,165.59

(g)	Net Equity – Description of net equity transactions:

Items of Net Equity	Net Equity before Spin-off	Spun-off Portion	Net Equity after Spin- off
Net Equity
Capital Stock	6,299,885,681.04	6,192,906,223.45	106,979,457.59
Capital Reserve	50,670,246.80	49,809,806.50	860,440.30
Revaluation Reserve	1,454,096.08	1,454,096.08	-
Adjustments to Equity Assessment	(213,455,597.02)	(213,455,597.02)	-
Net Equity	6,138,554,426.90	6,030,714,529.01	107,839,897.89